Exhibit 99.1

Zapp EV to Appoint Contract Manufacturing Partner for Sales of i300 in India

Partnership expected to accelerate homologation and commercial rollout of Zapp’s i300 electric urban motorcycle in one of the largest markets for sales of two-wheelers

LONDON, June 13, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced that it signed a memorandum of understanding and intends to appoint Bounce Electric 1 Private Limited (“Bounce”) as its contract manufacturing partner for sales of the i300 in India. Accel-backed Bounce already operates a domestic vehicle assembly facility and may further assist with distribution of i300 in the country. The parties intend for Bounce to provide the necessary support for homologation in India while Zapp continues working toward commercial rollout and first customer deliveries of the i300 in Europe and Thailand in summer 2024.

Swin Chatsuwan, Founder and CEO of Zapp EV, said: “India is one of the largest markets in the world for sales of two-wheelers and the number of premium models sold there is estimated to be more than four times the number of all models sold in the US. Bounce already operates a certified vehicle assembly facility in India, so this partnership is expected to accelerate Zapp’s commercial rollout in that country. We think the design attributes of i300 make it an excellent solution for personal mobility with India’s growing purchasing power and urban densification. Our plan to scale the business in India from an initial minimum capacity of 5,000 units per year is not dependent on any dedicated charging infrastructure since the i300’s removable and portable battery packs can be charged from any wall socket, making this a huge market opportunity for both companies.”

Zapp utilises an asset-light and capital efficient business model, enabled by its contract manufacturing partnerships, which are expected to provide sufficient capacity to quickly scale production without incurring significant capital expenditures. This capital-efficient financing structure, together with its asset-light production requirements, positions Zapp to achieve positive free cash flow in a shorter time frame compared to other four- and two-wheel electric vehicle peers.

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.